August 1, 2022

VIA EDGAR

Mr. Peter McPhun

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	FS Credit Real Estate Income Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2021

File No. 000-56163

Dear Mr. McPhun:

This letter sets forth the response of FS Credit Real Estate Income Trust, Inc. (the “Company”) to the correspondence from the Securities and Exchange Commission dated July 7, 2022 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2021. The comment is set forth below and is followed by the Company’s response.

Comment: Form 10-K filed March 30, 2022, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, NAV per Share, page 57

1. Please address the following with respect to your net asset value disclosures:

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Please expand your disclosure to include a discussion of the valuations policies used to determine net asset value. Your revised disclosure should include a discussion of the significant assumptions to determine the value of assets and liabilities, a sensitivity analysis for any significant assumptions used in your calculation, the entities responsible for determining net asset value and the frequency with which a new asset value is determined.

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It appears that you include loans receivable, collateralized loan obligation, and credit facility payable at book value and not fair value when calculating NAV. Please expand your disclosure to include a discussion as to why these items are not included in NAV at fair value, and to the extent practical also disclose the fair value of these items for comparability purposes.

Response: The Company acknowledges the comment and will make changes to its Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosures beginning with the quarterly report on Form 10-Q for the period ended June 30, 2022, which will be filed on or before the August 15, 2022 deadline.

Mr. Peter McPhun

August 1, 2022

The Company will expand its net asset value (“NAV”) disclosure to include a discussion of the valuation policies used to determine NAV, the entities responsible for determining NAV and the frequency with which NAV is determined. Please see Appendix A of this response letter for the description that will be added to the NAV disclosure. Due to the nature of the assets and liabilities that the Company has historically held (i.e., real estate debt investments) and that have been recorded at book value for NAV calculation purposes, the Company has previously not identified any significant assumptions used to determine the value of its assets and liabilities for purposes of calculating NAV other than assumptions used to determine the book value of its assets and liabilities in accordance with generally accepted accounting principles. As we have not identified any significant assumptions, we have historically not performed a sensitivity analysis. However, in June 2022 the Company acquired its first real estate property investment. Such investment will be valued initially at cost as the best approximation of fair value within our NAV calculation as of June 30, 2022. Prospectively, the fair value of such real estate investment, and other equity real estate investments the Company may acquire in the future, will be determined by FS Real Estate Advisor, LLC, the Company’s external advisor, on a monthly basis for each month in which we do not receive an independent third-party appraisal, which we intend to obtain at least once every 12 months following acquisition of the property. The Company will make appropriate disclosures regarding valuation of its equity real estate investments in response to the Staff’s comment, including a discussion of any significant assumptions used and a sensitivity analysis for any significant assumptions identified.

The Company will expand its Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure to include a discussion on the use of book value and reference Note 8 of the consolidated financial statements for additional information as follows:

Commercial real estate debt and mortgage-backed securities held-to-maturity are valued at amortized cost, consistent with how they are recorded in accordance with GAAP, as these instruments are intended to be held to maturity. Liabilities are valued at amortized cost as these obligations are expected to be satisfied at their carrying value. See Note 8 to our unaudited consolidated financial statements included herein for additional information regarding a comparison of our carrying value and an estimate of the fair value of our commercial real estate debt, mortgage-backed securities held-to-maturity, repurchase agreements payable, credit facility payable, and collateralized loan obligations.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 220-4531.

Very truly yours,

FS Credit Real Estate Income Trust, Inc.

/s/ Edward. T. Gallivan, Jr.
Edward T. Gallivan, Jr.
Chief Financial Officer

Mr. Peter McPhun

August 1, 2022

Appendix A

In general, our investments are valued by FS Real Estate Advisor based on market quotations, at amortized cost or at fair value determined in accordance with GAAP. In accordance with the valuation guidelines approved by our board of directors, FS Real Estate Advisor calculates our NAV per share for each class of our common stock as of the last calendar day of each month. For purposes of calculating our NAV, FS Real Estate Advisor uses the following valuation methods:

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Commercial real estate debt classified as held-for-investment is valued at amortized cost, net of unamortized acquisition premiums or discounts, loan fees, and origination costs, as applicable, unless the loans are deemed impaired. Impairment is indicated when it is deemed probable that we will not be able to collect all amounts due to us pursuant to the contractual terms of the loan. If a loan is determined to be impaired, the loan is written down through a charge to the provision for loan losses. See Note 2 to our unaudited consolidated financial statements included herein for additional information regarding our accounting for impaired loans, including significant judgments and assumptions included. At least quarterly, FS Real Estate Advisor, with assistance from our sub-adviser, evaluates for impairment each loan classified as held-for-investment.

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Mortgage-backed securities are classified as held-to-maturity when we intend to and can hold such securities until maturity and are valued at amortized cost, net of unamortized acquisition premium or discount.

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Mortgage-backed securities that we do not hold for the purpose of selling in the near-term or may dispose of prior to maturity, are classified as available-for-sale and are reported at fair value. On a monthly basis, FS Real Estate Advisor values such securities using quotations obtained from an independent third-party pricing service, which provides prevailing bid and ask prices that are screened for validity by the third-party pricing service on the valuation date. For investments for which a third-party pricing service is unable to obtain quoted prices, FS Real Estate Advisor obtains bid and ask prices directly from dealers who make a market in such securities. In all such cases, securities are valued at the mid-point of the average bid and ask prices obtained from such sources.

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Investments in real estate will initially be valued at cost, which is expected to represent fair value at that time. FS Real Estate Advisor, with assistance from our sub-adviser, expects to receive an appraisal performed by an independent third-party appraisal firm on each property prior to or upon acquisition. Each property will then be valued by an independent third-party appraisal firm no less frequently than annually. FS Real Estate Advisor will update the valuations of our properties for each month in which we do not receive an appraisal report from a third-party appraisal firm. Such monthly update valuations will be based on the then most recent appraisals provided by a third-party appraisal firm, current market data and other relevant information.

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Liabilities include repurchase agreements payable, credit facility payable, collateralized loan obligations, fees payable to FS Real Estate Advisor and the dealer manager, accounts payable, accrued operating expenses, any portfolio-level credit facilities, and other liabilities. All liabilities are valued at amounts payable, net of unamortized premium or discount, and net of unamortized debt issuance costs. Liabilities related to stockholder servicing fees allocable to Class T, Class S, Class D and Class M shares are only included in the NAV calculation for those classes. Liabilities related to advisory fees allocable to Class T, Class S, Class D, Class M, Class I and Class Y shares are only included in the NAV calculation for those classes.

Commercial real estate debt and mortgage-backed securities held-to-maturity are valued at amortized cost, consistent with how they are recorded in accordance with GAAP, as these instruments are intended to be held to maturity. Liabilities are valued at amortized cost as these obligations are expected to be satisfied at their carrying value. See Note 8 to our unaudited consolidated financial statements included herein for additional information including a comparison of our carrying value and an estimate of the fair value of our commercial real estate debt, mortgage-backed securities held-to-maturity, repurchase agreements payable, credit facility payable, and collateralized loan obligations.